Exhibit 99.3
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005
Franki D’Hoore — Investor Relations — +31 40 268 6494
ASML Completes its Share Buyback Program
VELDHOVEN, the Netherlands, January 23, 2008 — ASML Holding NV (ASML) today announced completion of its share buyback program disclosed on October 17, 2007 as follows:
•	To effect the share buyback, ASML has entered into an agreement with a bank. Under the terms of the agreement, the exact number of shares that are to be purchased by the bank and delivered to ASML, as well as timing of the purchases, is left to the discretion of the bank, within pre-agreed ranges.

•	During the period from January 17 through January 22, 2008, ASML acquired 5,000,000 of its shares pursuant to the share buyback program, at an average price of EUR 17.52 per share.

•	The aggregate number of shares bought back up to and including January 22, 2008 represents 100 percent of the announced objective of 14 million ordinary shares.

•	ASML’s share buy back program was announced on October 17, 2007 and was completed on January 22, 2008.

•	The repurchased shares will be used to cover outstanding employee stock options.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees, serving chip manufacturers in more than 60 locations in 16 countries.